SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 4
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2009
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-6 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 7-10 hereof, except for the text under the captions “Recent Developments—The Federal Republic of Germany—Other Recent Developments” and “—Excessive Deficit Procedure” to which the text under the caption “Recent Developments—The Federal Republic of Germany—Excessive Deficit Procedure” on page 10 hereof shall be added.
This report is intended to be incorporated by reference into KfW’s prospectus dated May 21, 2010 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On February 2, 2011, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = USD 1.3803 (EUR 0.7245 per USD).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as USD per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average (1)	High	Low
Year ended December 31, 2010	1.3269	1.3216	1.4536	1.1959

	Period end	Average (1)	High	Low
Quarter ended December 31, 2010	1.3269	1.3400	1.4224	1.3036

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as USD per EUR 1.00, for each month from November 2010 through December 2010, as published on a weekly basis by the Federal Reserve Bank of New York.

2010	High	Low
November	1.4224	1.3036
December	1.3395	1.3089
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Preliminary Results for the Year Ended December 31, 2010
     The following information is primarily derived from KfW’s press release and related press conference of February 2, 2011 announcing selected preliminary results for the full year ended December 31, 2010. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for 2010 in April 2011.
     As of December 31, 2010, KfW’s consolidated total assets amounted to EUR 441.8 billion, an increase of 10.4% or EUR 41.7 billion, compared to EUR 400.1 billion as of December 31, 2009. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 11.7%, or EUR 55.5 billion, to EUR 530.3 billion at December 31, 2010.
     KfW expects its group operating result before valuation for 2010 to be in line with the positive performance during the first nine months of 2010 and to be relatively constant with the level for 2009. The group’s operating result before valuation does not include (1) risk provisions for lending business, (2) net gains/losses from securities and investments, and (3) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss.
     KfW expects to post full-year consolidated results for 2010 that are substantially higher than for 2009.
Promotional Business Volume
     The following table sets forth a breakdown of commitments by business areas for 2010 as compared to 2009.

Promotional Business Volume by Business Area

	Year ended December 31,
	2010 (1)	2009
	(EUR in millions)
KfW Mittelstandsbank (2)	28,504	23,766
KfW Privatkundenbank	20,025	16,094
KfW Kommunalbank	15,787	9,358
Export and project finance (KfW IPEX-Bank)	9,336	8,910
Promotion of developing and transition countries	5,679	4,497
of which KfW Entwicklungsbank	4,452	3,482
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,226	1,015
Capital markets (3)	2,125	1,537
of which securitization program commitments	—	1,534
Others	126	98

Total promotional business volume (4)	81,351	63,867

Special mandate by the Federal Government	22,336	—

Total commitments (5)	103,687	63,867

(1)	Preliminary and unaudited.

(2)	Commitments for 2010 include EUR 1,514 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals occurring after the contractual loan commitments but prior to or on December 31, 2010. This amount includes the cancellation of one major commitment of EUR 1.15 billion.

(3)	Previously referred to as “Financial markets”.

(4)	Total promotional business volume has been adjusted for commitments of EUR 231 million in 2010 (2009: EUR 394 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(5)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.
     In 2010, KfW’s total promotional business volume increased to EUR 81.4 billion from EUR 63.9 billion in 2009. This significant increase was mainly due to higher commitments of KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank, which are KfW’s mainly domestic finance operations, as a result of the economic upswing in Germany. KfW’s total commitments increased to EUR 103.7 billion in 2010, including the special mandate by the Federal Government to commit loans to the Hellenic Republic (described below).
     Commitments of KfW Mittelstandsbank increased to EUR 28.5 billion in 2010 from EUR 23.8 billion in 2009. This increase was principally attributable to a rise in loans under KfW Mittelstandsbank’s environmental investment programs. Commitments made by KfW under the KfW Sonderprogramm decreased to EUR 6.2 billion in 2010 from EUR 7.2 billion in 2009. On December 31, 2010, the application period for the KfW Sonderprogramm expired in accordance with the terms of the program. However, new commitments may be made under the KfW Sonderprogramm during the first half of 2011 relating to loan applications that were submitted prior to the December 31, 2010 deadline.
     Commitments of KfW Privatkundenbank increased to EUR 20.0 billion in 2010 from EUR 16.1 billion in 2009. This increase was, in large part, due to strong demand for financing under KfW Privatkundenbank’s housing investment programs.
     KfW Kommunalbank’s commitments increased to EUR 15.8 billion in 2010 from EUR 9.4 billion in 2009. This rise principally resulted from an increase of EUR 4.2 billion in municipal infrastructure financing.
     Commitments in KfW’s export and project finance business made by KfW IPEX-Bank increased slightly to EUR 9.3 billion in 2010 from EUR 8.9 billion in 2009.

     Commitments made by KfW Entwicklungsbank increased to EUR 4.5 billion in 2010 compared to EUR 3.5 billion in 2009. This increase was, in large part, due to one special loan granted to the World Bank’s Clean Technology Fund. Commitments of DEG increased to EUR 1.2 billion in 2010 from EUR 1.0 billion for the same period in 2009.
     Commitments under KfW’s capital markets business increased to EUR 2.1 billion in 2010 from EUR 1.5 billion in 2009. Commitments for the year ended December 31, 2010 included EUR 1.06 billion under the program for the refinancing of export loans and EUR 1.07 billion related to the ABS portfolio.
     KfW’s total commitments included KfW’s participation on behalf of the Federal Republic in a loan facility granted to the Hellenic Republic under the stability support measures for Greece in an amount of EUR 22.3 billion. As previously reported, disbursements to be made by KfW through May 2011 are currently limited to a maximum of EUR 8.4 billion.
Sources of Funds
     The volume of funding raised in the capital markets in 2010 was EUR 76.4 billion, of which 41% in euro, 37% in U.S. dollars and the remainder in 15 other currencies.

THE FEDERAL REPUBLIC OF GERMANY
The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
3rd quarter 2009	0.7	-4.5
4th quarter 2009	0.3	-2.0
1st quarter 2010	0.6	2.1
2nd quarter 2010	2.3	3.9
3rd quarter 2010	0.7	3.9
     The German economy continued its recovery in the third quarter of 2010. In the third quarter of 2010, when adjusted for price, seasonal and calendar effects, GDP rose by 0.7% compared to the preceding quarter. Accordingly, the upturn of the German economy continued, though at a slower pace, as had been expected in light of the record result of the second quarter of 2010. In the third quarter of 2010 compared to the preceding quarter, GDP growth was based almost equally on household and government final consumption expenditure, gross fixed capital formation in machinery and equipment, and the balance of exports and imports.
     Compared with the third quarter of 2009, GDP in the third quarter of 2010 increased by 3.9% when adjusted for price and calendar effects.
Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 3rd quarter of 2010, press release of November 23, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/11/PE10__431__811,templateId=renderPrint.psml).
     The German economy grew strongly in 2010. According to provisional calculations of the Federal Statistical Office, the price-adjusted GDP increased by 3.6% compared to 2009. This represents the largest increase since German reunification. The economic recovery occurred mainly in spring and summer of 2010. In 2009, Germany had experienced the most serious recession since World War II, with price-adjusted GDP slumping heavily by 4.7% compared to 2008. Upon calendar-adjustment, the increase in GDP was 3.5% in 2010 and thus slightly lower than the non calendar-adjusted figure, as the number of working days in 2010 was slightly higher than in 2009. In calendar-adjusted terms, the increase in GDP in 2010 represents the largest increase since 2006.
     Economic growth in 2010 was based both on foreign trade and domestic demand. Capital formation in machinery and equipment in 2010 showed a particularly noticeable increase of 9.4% compared to 2009, but that component of GDP had also recorded the strongest decline in 2009. Capital formation in construction showed a less pronounced increase of 2.8%; however, it had seen a much less pronounced decline in 2009. Final consumption expenditure also increased in 2010 compared to 2009: in price-adjusted terms, final consumption expenditure of households increased by 0.5%, while government final consumption expenditure rose by 2.2%.
     After negative contributions to growth in 2008 and 2009, foreign trade was once again a major driver of economic growth in Germany in 2010. On a price-adjusted basis, exports increased by 14.2%, while imports increased by 13.0% in 2010 compared to 2009. Accordingly, the balance of exports and imports (net exports) contributed 1.1 percentage points to GDP growth in 2010.
Source: Statistisches Bundesamt, German economy in 2010: rapid upturn after the crisis, press release of January 12, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/01/PE11__010__811,templateId=renderPrint.psml).

Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on	Percentage change on the same
Reference period	previous month	month in previous year
December 2009	0.8	0.9
January 2010	-0.6	0.8
February 2010	0.4	0.6
March 2010	0.5	1.1
April 2010	-0.1	1.0
May 2010	0.1	1.2
June 2010	0.1	0.9
July 2010	0.3	1.2
August 2010	0.0	1.0
September 2010	-0.1	1.3
October 2010	0.1	1.3
November 2010	0.1	1.5
December 2010	1.0	1.7
     On an annual average, the consumer price index for Germany increased by 1.1% in 2010 compared with 2009. Although the year-on-year rate of price increase in 2010 was markedly higher than in 2009 (+0.4% compared with 2008), it was still considerably below most of the annual inflation rates since 1999. Both on an annual average and for the individual months in 2010 the rate was below the threshold of 2%, which is important for ECB’s monetary policy. The largest contribution to the annual inflation rate in 2010 was made by the product group of transport with an above-average price increase of 3.5%, which was mainly due to higher motor fuel prices in 2010 (+11.2%). Prices of household energy increased only slightly by 0.3% in 2010 compared with 2009. Food prices in 2010 increased by 1.6% compared with 2009. Above-average price increases were also recorded for alcoholic beverages and tobacco in 2010 when compared with 2009.
     The 1.7% increase in the consumer price index in December 2010 compared with December 2009 represents a slight acceleration of the year-on-year price trend recorded in November 2010 (+1.5%). The increase in December 2010 compared with December 2009 was mainly due to price increases for energy products (+8.2%; of which mineral oil products: +15.6%). Excluding the development of prices for energy products, the inflation rate in December 2010 compared with December 2009 would have been 1.0%.
     Compared with November 2010, consumer prices in December 2010 increased significantly by 1.0%, mainly due to the continuing price increase of mineral oil products (+4.4%) as well as seasonal price increases especially for accommodation services, package holidays and air travel.
Source: Statistisches Bundesamt, Consumer prices in 2010: +1.1% on 2009, press release of January 14, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/01/PE11__013__611,templateId=renderPrint.psml).

Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
December 2009	7.2	7.4
January 2010	7.9	7.3
February 2010	8.0	7.3
March 2010	7.5	7.1
April 2010	7.1	7.0
May 2010	6.8	6.9
June 2010	6.6	6.8
July 2010	6.7	6.8
August 2010	6.5	6.7
September 2010	6.4	6.6
October 2010	6.3	6.6
November 2010	6.1	6.6
December 2010	6.3	6.6

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 427,000 persons, or 1.1%, in December 2010 compared to December 2009. Compared to November 2010, the number of employed persons in December 2010 increased by approximately 50,000 after elimination of seasonal variations.
     The seasonally adjusted number of unemployed persons in December 2010 decreased by approximately 320,000, or 10.1%, compared to December 2009. Compared to November 2010, the seasonally adjusted number of unemployed persons in December 2010 remained unchanged.
Sources: Statistisches Bundesamt, Employment in December 2010: Employment once again on the rise in December
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml); Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to November 2010	January to November 2009
Foreign trade	141.2	126.2
Services	-12.2	-12.2
Factor income (net)	29.7	30.2
Current transfers	-38.0	-35.1
Supplementary trade items	-10.3	-8.5

Current account	110.4	100.7

Source: Statistisches Bundesamt, German exports in November 2010: +21.7% on November 2009, press release of January 7, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/01/PE11__005__51,templateId=renderPrint.psml).
Excessive Deficit Procedure
     According to the Federal Government, the German general government deficit was 3.5% of GDP in 2010, which is less than previously estimated but remains above the Maastricht Treaty’s reference value of 3% of GDP. However, the general government deficit is projected to fall to approximately 2.5% of GDP in 2011.
Source: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011, pp. 19 and 64
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2011,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Dr. Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Horst Seissinger
	Name:	Horst Seissinger
	Title:	First Vice President

Date: February 3, 2011